UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of May 2021

Commission File Number 001-38716

GAMIDA CELL LTD.

(Translation of registrant’s name into English)

5 Nahum Heftsadie Street

Givaat Shaul, Jerusalem 91340 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On May 11, 2021, Gamida Cell Ltd. (the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Form 6-K.

The information included under the captions “Omidubicel, a proprietary, investigational advanced cell therapy for allogeneic bone marrow transplant,” “GDA-201, a proprietary innate NK cell immunotherapy,” “Corporate Highlights,” “First Quarter 2021 Financial Results” and “Expected 2021-2022 Milestones and Key Events” of the press release, as well as the Consolidated Statements of Financial Position, Comprehensive Loss and Cash Flows appearing therein are hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (File No. 333-234701), the Registration Statement on Form F-3 (File No. 333-253720) and the Registration Statement on Form S-8 (File No. 333-238115).

Exhibit

99.1	Press release dated May 11, 2021, Gamida Cell Reports First Quarter 2021 Financial Results and Provides Company Update.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAMIDA CELL LTD.

May 11, 2021	By:	/s/ Shai Lankry
Shai Lankry
Chief Financial Officer

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